UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM U-6B-2

                           Certificate of Notification

     Certificate is filed by: CSW Energy, Inc. This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.       Type of the security or securities ("draft," "promissory note")*.

         Guaranty for the benefit of Aalborg Industries, Inc.

2. Issue, renewal or guaranty.

                  Guaranty of certain obligations of Diversified Energy Contractors Company, LLC, an indirect subsidiary of CSW Energy, Inc., pursuant to a purchase order with Aalborg Industries, Inc.

3. Principal amount of each security.

                  The Guaranty shall in no event exceed $7,915,774.

4. Rate of interest per annum of each security.

                  Not applicable.

5. Date of issue, renewal or guaranty of each security.

                  As of January 5, 2000.

6. If renewal of security, give date of original issue.

                  Not applicable.




7. Date of maturity of each security. (In the case of demand notes, indicate "on demand.")

                  The Guaranty shall expire on the earliest of (a) the satisfaction by Diversified Energy Contractors Company, LLC of all its obligations under the aforementioned purchase order that have been guaranteed, (b) the date on which the aforementioned purchase order terminates by its terms and (c) CSW Energy, Inc. has satisfied its liabilities to Aalborg Industries, Inc.
                  under the guaranty.


8. Name of the person to whom each security was issued, renewed or guaranteed.

                  Aalborg Industries, Inc.

9. Collateral given with each security, if any.

                  None.

10. Consideration received for each security.

                  The rights of Diversified Energy Contractors Company, LLC under the aforementioned purchase order.

11. Application of proceeds of each security.

                  Not applicable.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of

a.       the provisions contained in the first sentence of Section 6 (b),

                           ---


b.       the provisions contained in the fourth sentence of Section 6 (b),

                           ---

c. the provisions contained in any rule of the Commission other than Rule U-48.

                           X


(If reporting for more than one security insert the identifying symbol after applicable statement.)

13.       If the security or securities  were exempt from the  provisions of
          Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value** of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)).

                  Not applicable.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.

                  Not applicable.

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed.

                  Rule 52.

                                    CSW ENERGY, INC.


                                    By: /s/ TERRY D. DENNIS
                                          Terry D. Dennis
                                          President

Date:  January 14, 2000

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         *If  reporting  for  more  than  one  security  each  security  may  be identified by symbol, which symbol should be used for each subsequent item. If more convenient, information may be supplied by tabular statement using the serial arrangement of this form.

          **If a security had no principal amount or par value use the fair market value as of date of issues of such security, and indicate how determined.